Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Forward-Looking Statements
     This Report on Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described under Item 1A “Risk Factors” in our Annual Report filed on Form 10-K for the Fiscal Year Ended December 31, 2007, and in our other Securities and Exchange Commission filings. The following discussion should be read in conjunction with our condensed consolidated financial statements and related notes thereto included elsewhere in this report.
Overview
     We were formed on August 15, 2006 to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the maritime shipping industry or related industries. Our initial business combination must be with a target business or businesses whose fair market value is at least equal to 80% of the amount in the Trust Account (excluding any funds held for the benefit of the underwriters and Maxim Group LLC) at the time of such acquisition.
Recent Developments
     On May 20, 2008, the Company entered into definitive agreements pursuant to which it agreed to purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of common stock (subject to the Company meeting certain EBITDA thresholds post-closing), six dry bulk vessels from companies associated with members of the Restis family, including four second hand vessels and two newly built vessels.
     Approval of the proposed acquisition required that a majority of the votes cast at the shareholders’ meeting be cast in favor of the proposed acquisition and that holders of fewer than 35% of Seanergy’s shares of common stock issued in the initial public offering (8,084,999 shares) voted against the proposed acquisition. On August, 26, 2008, shareholders of Seanergy approved the proposed acquisition, with holders of 6,514,175 shares voting against the proposed acquisition. Of the shareholders voting against the proposed acquisition, holders of 6,370,773 shares properly demanded redemption of their shares and were paid $63,707,730, or $10.00 per share, which included a forfeited portion of the deferred underwriter’s contingent fee.
     On August 29, 2008, the Company completed the acquisition, through its wholly owned subsidiary, Seanergy Maritime Holdings Corp. and its designated nominee companies (which are wholly owned subsidiaries), of three of the six dry bulk vessels, including two Supramax vessels and one Handysize vessel. The Company took delivery of the 2008-built M/V Davakis G (54,000 dwt), the 2008-built M/V Delos Ranger (54,000 dwt), and the 1997-built M/V African Oryx (24,110 dwt). Each of these vessels is chartered for a one-year term to South African Marine Corporation S.A., an affiliate of the Restis family, at charter rates of $60,000, $60,000 and $30,000 per day, respectively. On September 11, 2008, the Company completed the acquisition, through Seanergy Maritime Holdings Corp. and its designated nominee companies, of a fourth vessel, the M/V Bremen Max (73,503 dwt), a 1993-built, Panamax vessel, chartered at the rate of $65,000 per day to South African Maritime Corporation S.A. for a one-year term. On September 25, 2008, the Company completed the acquisition, through Seanergy Maritime Holdings Corp. and its designated nominee companies, of the final two vessels, the M/V Hamburg Max (73,498 dwt), a 1994-built, Panamax vessel, and the

M/V African Zebra (38,632 dwt), a 1985-built, Handysize vessel. The M/V Hamburg Max and the M/V African Zebra are chartered at rates of $65,000 and $36,000 per day, respectively, to South African Marine Corporation S.A. for a one-year term. The Company has completed all of the acquisitions contemplated by the definitive agreements dated May 20, 2008.
     The acquisition of the vessels was completed with funds from the Company’s Trust Account and with financing provided by Marfin Bank S.A. of Greece. Pursuant to a financing agreement dated August 28, 2008, the Company was permitted to borrow a maximum of $255,000,000 in connection with the purchase of the vessels, subject to how many public shareholders exercised their redemption rights. The Company will be required to dedicate a portion of its cash flow from operations to pay the principal and interest on such debt, which will limit the funds that would otherwise be available for working capital expenditures and other purposes, including the payment of dividends. The credit facilities consisted of a term loan facility in the amount of $165,000,000 to fund 42% of the cash portion of the purchase price of the vessel acquisition cost, and a revolving credit facility of up to $90,000,000 for investment and working capital purposes, including the payments to the redeeming public shareholders upon exercise of their redemption rights. The term loan was made available in tranches to assist the six designated nominee companies to acquire the six vessels. The term loan is to be repaid over a period of seven years commencing upon delivery of the last vessel. The amount available for draw down under the revolving facility is tied to the market values of the vessels. The revolving facility will be gradually reduced each year and will be fully repaid together with the term loan. Both the term loan and revolving facility are secured by mortgages over the vessels and other usual security interests, including charter assignments. The obligations of the nominee companies have been guaranteed by the Company.
Recent Accounting Pronouncements
     In December 2007, Financial Accounting Standards Board (the “FASB”) issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”), which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, will be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS No. 141(R) makes significant amendments to other Statements and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provides guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The adoption of SFAS No. 141(R) will affect how the Company accounts for a business combination concluded after December 31, 2008.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No. 160”), which requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. SFAS No. 160 also requires that once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. Early adoption is prohibited. The Company does not currently anticipate that the adoption of SFAS No. 160 will have any impact on its financial statement presentation or disclosures.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”

(“SFAS No. 133”). The objective of SFAS No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and nonderivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS No. 133) and related hedged items accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 also amends certain provisions of SFAS No. 131. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not currently anticipate that the adoption of SFAS No. 161 will have any impact on its financial statement presentation or disclosures.
Adoption of New Accounting Policies
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which establishes a formal framework for measuring fair value under Generally Accepted Accounting Principles (“GAAP”). SFAS No. 157 defines and codifies the many definitions of fair value included among various other authoritative literature, clarifies and, in some instances, expands on the guidance for implementing fair value measurements, and increases the level of disclosure required for fair value measurements. SFAS No. 157 applies to all other accounting pronouncements requiring or permitting fair value measurements, except for: SFAS No. 123R, share-based payment and related pronouncements, the practicability exceptions to fair value determinations allowed by various other authoritative pronouncements, and AICPA Statements of Position 97-2 and 98-9 that deal with software revenue recognition. The Company adopted SFAS No. 157 on January 1, 2008.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107. The Company adopted SFAS No. 159 on January 1, 2008.
     The adoption of SFAS No. 157 and SFAS No. 159 on January 1, 2008 did not have any effect on the Company’s financial statement presentation or disclosures.
Critical Accounting Policies and Estimates
     The Company has prepared the condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these condensed consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amount of expenses during the reporting period. Management periodically evaluates the estimates and judgments made. Management bases its estimates and judgments on historical experience and on various factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates as a result of different assumptions or conditions.
     The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s condensed consolidated financial statements.
Income Taxes
     The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”), which establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise’s activities during the current and preceding years. SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes. For United States federal income tax purposes, the Company has elected to be classified as a partnership effective January 1, 2007. The Company makes quarterly distributions of interest income earned on the trust account to its public shareholders on a pro rata basis. Substantially all of the funds in the trust account are invested in tax exempt money market accounts that generate income which is generally exempt from United States federal income tax.
Results of Operations
     The Company completed its Public Offering on September 28, 2007. Accordingly, during the three months and six months ended June 30, 2007, the Company focused on capital raising efforts and had nominal operations during such periods.
Three Months Ended June 30, 2008 as compared to Three Months Ended June 30, 2007
     We had net income of $920,133 for the three months ended June 30, 2008, as compared to a net loss of $2,689 for the three months ended June 30, 2007. Net income for the three months ended June 30, 2008 of $920,133 consisted of interest income of $1,057,078, offset by $136,945 of operating expenses. The net loss for the three months ended June 30, 2007 of $2,689 consisted of interest income of $2,213, offset by operating expenses of $405 and interest expense-shareholder of $4,497.
     For the three months ended June 30, 2008, we incurred operating expenses of $136,945, as compared to $405 for the three months ended June 30, 2007. Operating expenses for the three months ended June 30, 2008 consisted of consulting and professional fees of $71,001, rent and office services of $14,172, insurance costs of $22,500, investor relations of $12,484, and other operating expenses of $16,788.
Six Months Ended June 30, 2008 as compared to Six Months Ended June 30, 2007
     We had net income of $2,015,352 for the six months ended June 30, 2008, as compared to a net loss of $3,499 for the six months ended June 30, 2007. Net income for the six months ended June 30, 2008 of $2,015,352 consisted of $2,612,060 of interest income, offset by $596,708 of operating expenses. The net loss for the six months ended June 30, 2007 of $3,499 consisted of interest income of $5,989, offset by operating expenses of $675 and interest expense-shareholder of $8,813.
     For the six months ended June 30, 2008, we incurred operating expenses of $596,708, as compared to $675 for the six months ended June 30, 2007. Operating expenses for the six months ended June 30, 2008 consisted of consulting and professional fees of $466,951, rent and office services of $36,672, insurance costs of $45,000, investor relations of $25,502, and other operating expenses of $22,583.
Period from August 15, 2006 (Inception) through June 30, 2008
     We had net income of $3,456,230 for the period from August 15, 2006 (inception) through June 30, 2008. Net income consisted of $4,516,638 in interest income, offset by $1,046,322 of operating expenses and $14,086 of interest expense.
     For the period from August 15, 2006 (inception) through June 30, 2008, we incurred operating expenses of $1,046,322, which consisted of consulting and professional fees of $824,902, rent and office services of $59,172, insurance costs of $69,998, investor relations of $58,468, and other operating expenses of $36,735, offset by a foreign exchange adjustment of $2,953.

Liquidity and Capital Resources
     On September 28, 2007, and prior to the consummation of the public offering described above, all of the Company’s executive officers purchased from the Company an aggregate of 16,016,667 warrants at $0.90 per warrant in a Private Placement. On September 28, 2007, we consummated our initial public offering of 23,100,000 units, which included 1,100,000 units exercised as part of the underwriters’ over-allotment option. Each unit in the private placement and the public offering consisted of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $6.50.
     On September 28, 2007, the closing date of our public offering, $231,000,000, or 100% of the proceeds of the public offering, including $5,362,500 of contingent underwriting compensation payable to Maxim Group LLC since a business combination was consummated, but which would have been forfeited in part if the public shareholders had elected to have their shares redeemed for cash and in full if a business combination was not consummated, was placed in a trust account at Deutsche Bank Trust Company maintained by Continental Stock Transfer & Trust Company, New York, New York, as trustee (“Continental Stock Transfer Company”). On May 16, 2008, the Company instructed Continental Stock Transfer Company to establish a new trust account at HSBC Bank Plc., the London affiliate of HSBC Bank, and to transfer the funds in the Company’s trust account from Deutsche Bank Trust Company Americas to the new HSBC trust account in London, England. In connection therewith, on May 19, 2008, the Company determined that it fell under the definition of a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended.
     Until the completion of a business combination, the Company is required to make distributions to its public shareholders on a quarterly basis, equivalent to the interest earned on the trust, subject to certain permitted adjustments. On January 15, 2008, the Company paid its first quarterly distribution of $1,630,791, or $0.0706 per share. On April 15, 2008, the Company paid its regular quarterly distribution for the three months ended March 31, 2008, in the amount of $1,542,349, or $0.0668 per share. On July 15, 2008, the Company paid its regular quarterly distribution for the three months ended June 30, 2008, in the amount of $1,080,934, or $0.0468 per share.
     On May 20, 2008, the Company entered into definitive agreements pursuant to which it agreed to purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of common stock (subject to the Company meeting certain EBITDA thresholds post-closing), six dry bulk vessels from companies associated with members of the Restis family, including four second-hand vessels and two newly-built vessels.
     On August 29, 2008, the Company completed the acquisition, through its wholly-owned subsidiary, Seanergy Maritime Holdings Corp. (formerly Seanergy Merger Corp.) and its designated nominee companies (which are wholly-owned subsidiaries), of three of the six dry bulk vessels, including two Supramax vessels and one Handysize vessel. The Company took delivery of the 2008-built M/V Davakis G (54,000 dwt), the 2008-built M/V Delos Ranger (54,000 dwt), and the 1997-built M/V African Oryx (24,110 dwt). On September 11, 2008, the Company completed the acquisition, through Seanergy Maritime Holdings Corp., of a fourth vessel, the M/V Bremen Max (73,503 dwt), a 1993-built, Panamax vessel. On September 25, 2008, the Company completed the acquisition, through Seanergy Maritime Holdings Corp., of the final two vessels, the M/V Hamburg Max (73,498 dwt), a 1994-built Panamax vessel, and the M/V African Zebra (38,632 dwt), a 1985-built Handysize vessel.
     The acquisition of the vessels was completed with funds from the Company’s Trust Account and with financing provided by Marfin Bank S.A. of Greece. Pursuant to a financing agreement dated August 28, 2008, the Company was permitted to borrow a maximum of $255,000,000 in connection with the purchase of the vessels, subject to how many public shareholders exercised their redemption rights. The Company will be required to dedicate a portion of its cash flow from operations to pay the principal and interest on such debt, which will limit the funds that would otherwise be available for working capital expenditures and other purposes, including the payment of dividends.
     Additional information with respect to this transaction is provided above at “Recent Developments”.

     Subsequent to the completion of the transaction described above, the Company believes that its working capital resources, combined with the funds available to it pursuant to the loan facilities described above, will be sufficient to allow it to operate for the foreseeable future.
Off-Balance Sheet Arrangements
     We do not have any off-balance sheet arrangements.